Exhibit 99.17

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer

Sigma Lithium Resources Corporation (“Sigma” or the “Corporation”)

Suite 2200, HSBC Building, 885 West Georgia St.

Vancouver, BC V6C 3E8 Canada

Item 2.	Date of Material Change

February 12, 2021.

Item 3.	Press Release

A press release in respect of the material change was disseminated on February 12, 2021 through the facilities of GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On February 12, 2021, the Corporation announced the closing of a non-brokered private placement of 9,545,455 common shares of the Corporation (the “Offered Shares”) at a price of C$4.40 per Offered Share, for aggregate gross proceeds of approximately C$42.0 million (the “Offering”).

Item 5.	Full Description of Material Change

On February 12, 2021, the Corporation announced the closing of a non-brokered private placement of 9,545,455 Offered Shares at a price of C$4.40 per Offered Share, for aggregate gross proceeds of approximately C$42.0 million under the Offering.

The Corporation intends to use the net proceeds of the Offering for the preparation of a definitive feasibility study and permitting for Phase 2 of the development of the Grota do Cirilo lithium project (the “Project”), further exploration drilling for Phase 3 of the Project and general corporate purposes.

Cormark Securities Inc. and National Bank Financial Inc. acted as financial advisors to the Corporation and will receive a finder’s fee of 6.0% in respect of certain orders. Other parties, including A10 Investimentos e Assessoria (the “A10 Group”), shall also receive a finder’s fee of up to 6.0% in connection with orders procured by these parties. A10 Group is a registered financial advisory firm located in Brazil of which certain of the directors/officers of the Corporation are partners. The arrangements with the A10 Group were considered and unanimously approved by each of the directors of the Company unrelated to the A10 Group.

Such finders shall also be issued such number of warrants as is equal to up to 6.0% of the Offered Shares purchased by such introduced subscribers (each such warrant entitling the finder to acquire one common share at an exercise price of C$4.40 per share and exercisable for one year after the closing of the Offering). Other parties also received finder’s compensation in connection with the Offering.

Certain principals of the A10 Group are directors, officers or indirect significant shareholders of the Corporation, such that the arrangement with the A10 Group in respect of the Offering is a related party transaction for purposes of Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions and Policy 5.9 of the TSXV (which incorporates such Multilateral Instrument by reference). The arrangement is exempt from the formal valuation and minority shareholder approval requirements of such Multilateral Instrument and TSXV Policy because the value of the transaction and the compensation are below 25% of the Corporation’s market capitalization.

The Offered Shares are subject to a statutory hold period expiring 4 months and one day from the closing of the Offering. The Offering remains subject to final approval of the TSX Venture Exchange.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

For further information, please contact Ana Cabral-Gardner, Chief Strategy Officer at +55-11-2985-0089.

Item 9.	Date of Report

February 19, 2021

Cautionary Note Regarding Forward-Looking Information

This material change report contains "forward-looking information” within the meaning of applicable securities laws that is intended to be covered by the safe harbours created by those laws. “Forward-looking information” includes statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential” or the negative thereof or other variations thereof or comparable terminology.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Corporation to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. See “Risk Factors” in the Corporation’s annual information form dated July 24, 2020 filed on SEDAR at www.sedar.com for a discussion of these risks.

The Corporation cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Corporation does not assume any obligation to release publicly any revisions to forward-looking information contained in this material change report to reflect events or circumstances after the date hereof.